

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 0-16350

WPP PLC

(Translation of registrant's name into English)

27 Farm Street, London W1J 5RJ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Cover Letter from the Group Chief Executive
2	WPP plc 2013 Annual Report and Accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 5 May 2014.   By: /s/ Paul W.G. Richardson
                                            Paul W.G. Richardson
                                            Group Finance Director

Exhibit 1



WPP

April 2014

We are delighted to enclose your copy of the 2013 Annual Report and Accounts, which highlights another record year.

As always, the Report is written for a number of different audiences: for clients, both current and prospective; for our people; for analysts; the financial community and our share owners throughout the world.

For the past eight years, we have drawn visual inspiration for our Reports from India, China, Africa, Brazil, the United States, Eastern Europe, the United Kingdom and, last year, Indonesia: all important markets for our clients and companies. This year, we have taken our visual cue from the vibrant culture and economy of Mexico and are delighted to be able to feature the iconic work of that nation's famous artist, Diego Rivera.

I hope you enjoy its look as well as its content. As always, your views would be very welcome.

Best wishes,

Sir Martin Sorrell
Group Chief Executive
msorrell@wpp.com

Enc.

27 Farm Street, London W1J 5RJ   Telephone: 44 (0)20 7408 2204   Fax: 44 (0)20 7493 6819
wpp.com

WPP plc Registered in Jersey under number: 111714   Registered Office: Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES

Exhibit 2